United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Vale updates on the outbreak of the coronavirus and implications for Malaysia distribution center

Rio de Janeiro, March 18th, 2020 – Vale S.A. (“Vale”) would like to update the market on the steps and policies it is taking to safeguard its employees, businesses and communities surrounding its operations from the threats that are being posed by the COVID-19 (Coronavirus) outbreak, and on the consequences of such measures.

Vale could temporarily halt, starting on Saturday, its distribution center in Malaysia (Teluk Rubiah Maritime Terminal, “TRMT”, 23.7 Mt of Iron Ore shipped in 2019) until March 31st. Vale is communicating with the authorities to clarify supposed restrictions imposed by the local government on transportation between cities, what could limit the access of workers to TRMT.

In that scenario, vessels heading to TRMT will be redirected and redistributed among our blending facilities in China with no expected impact on production and sales volume in 2020, but with an impact on sales of approximately 800.000 t in 1Q20. An immaterial cost increase is expected due to additional logistics.

Vale reaffirms its commitment to the safety of its people and the communities in which it operates and will keep investors and markets informed of future developments.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations